GALIANO GOLD ANNOUNCES APPOINTMENT OF NEW BOARD MEMBER

Vancouver, BC, September 14, 2021 - Galiano Gold Inc. ("Galiano" or "the Company") (TSX:GAU) (NYSE American: GAU) announces the appointment of Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021.

Ms. Moss is a senior mining executive with more than 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado Gold Corporation. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

Paul Wright, Chair of the Board of Directors of Galiano Gold, commented, "We are very pleased to welcome Dawn to the Board of Galiano Gold. Dawn is a well-known and respected executive with an exceptional track record and diverse and extensive experience. This appointment represents a continuation of our Board renewal process."

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

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